UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-32442
NOTIFICATION OF LATE FILING	CUSIP NUMBER 88409N101

(Check one):	x	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:		December 31, 2007

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

	For the Transition Period Ended:			N/A

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

THINK PARTNERSHIP INC.
Full Name of Registrant

Former Name if Applicable

15550 Lightwave Drive, Suite 300
Address of Principal Executive Office (Street and Number)

Clearwater, Florida 33760
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

x

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The company was previously a non-accelerated filer for SOX-404 compliance purposes.  As a non-accelerated filer, our auditors would not have been required to opine on our internal control over financial reporting (“ICFR”) until we filed our annual report for fiscal year 2009. In 2007 we achieved accelerated filer status, which required that the auditor’s opinion on ICFR be obtained for the Form 10-K which was due to be filed on March 17, 2008.  While the audit of our financial statements is complete and the company is ready to file, our auditors have not yet completed the accelerated Sarbanes-Oxley 404 work to opine on ICFR.  We believe our auditors will complete their work on or before the fifteenth calendar day following the date on which our Form 10-K was due to be filed.

On March 13, 2008 we publicly reported our financial results for the fourth quarter and year ended December 31, 2007. We currently expect that the Form 10-K will be filed on or before the fifteenth calendar day following the date on which it was due to be filed.  We believe and represent that that we could not have eliminated the reason preventing the filing of our Form 10-K on the prescribed date without unreasonable effort or expense. If our Form 10-K is actually filed on or before the fifteenth calendar day following the date on which it was due to be filed, we further believe that it will be deemed to be filed on the prescribed due date pursuant to Rule 12b-25(b) of the Securities Exchange Act of 1934.

Forward Looking Statements

Statements in this Form 12b-25 which are not historical facts may be “forward-looking statements” that involve risks and uncertainties, within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are predictive or conditional in nature and frequently identified by the use of terms such as “appear,” “may,” “should,” “expect,” “will,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” and similar words indicating possible future expectations, events, actions or outcomes. Such predictive statements are not guarantees, and actual outcomes could differ materially from our current expectations. Our current assessment is based upon management’s reasonable current belief concerning the statements made. Actual events or results may differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, the Company and should not be considered as an indication of future events or results. Potential risks and uncertainties include, among other things: (i) the timing of the completion of the auditor’s opinion on ICFR; (ii) the timing of completion of the Company’s response to any deficiencies noted in such opinion; and (iii) the additional risks and important factors described in the Company’s other reports filed with the SEC, which are available at the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov.  For a discussion of these risks, see the company's report, as filed with the SEC on Form 10-K, filed March 29, 2007, under the section headed “Risk Factors.” None of the statements contained in this Form 12b-25 are incorporated by reference in any other of the Company’s filings with the SEC.  All of the statements in this report on Form 12b-25 are made as of March 17, 2008.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Vaughn W. Duff, Esq., General Counsel	727	324-0046 x7126
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			x	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes				No	x

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. N/A

Think Partnership Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2008	By:	s/Vaughn W. Duff
Vaughn W. Duff, General Counsel